No Act

PE 12/23/2011



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



12025379

DIVISION OF
CORPORATION FINANCE

January 31, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-31-12

Mary Ann Todd
Munger, Tolles & Olson LLP
MaryAnn.Todd@mto.com

Re: Berkshire Hathaway Inc.
Incoming letter dated December 23, 2011

Dear Ms. Todd:

This is in response to your letter dated December 23, 2011 concerning the shareholder proposal submitted to Berkshire by Joseph D. Mislan. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Joseph D. Mislan

*** FISMA & OMB Memorandum M-07-16 ***

January 31, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Berkshire Hathaway Inc.
Incoming letter dated December 23, 2011

The first proposal requests that employees or associates be dismissed and agreements terminated if they engage in violations specified in the proposal. The second proposal requests that the "CEO, other top officials and the Board of Directors be required to sign-off be means of an electronic key, daily or weekly, that they have observed and approve or disapprove of figures and policies that show a high risk condition for the company, caused by those policies."

There appears to be some basis for your view that Berkshire may exclude the first proposal under rule 14a-8(i)(7), as relating to Berkshire's ordinary business operations. In this regard, we note that the first proposal relates to procedures for terminating employees. Proposals concerning a company's management of its workforce are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Berkshire omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(7).

There appears to be some basis for your view that Berkshire may exclude the second proposal from its proxy materials under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that the second proposal does not sufficiently explain the meaning of "electronic key" or "figures and policies" and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Berkshire omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(3).

In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Berkshire relies.

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

MUNGER, TOLLES & OLSON LLP

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December 23, 2011

WRITER'S DIRECT LINE
(213) 683-9520
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MaryAnn.Todd@mto.com

VIA EMAIL ***(shareholderproposals@sec.gov)***

US Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Berkshire Hathaway Inc.
Statement of Reasons for Omission of Shareholder Proposals
Securities Exchange Act of 1934; Section 14(a); Rule 14a-8

Ladies and Gentlemen:

On behalf of Berkshire Hathaway Inc. ("Berkshire"), and in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (as amended, the "Exchange Act"), we are submitting this letter to respectfully request the concurrence of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if Berkshire excludes the two shareholder proposals described below (the "Proposals") from its proxy materials for the 2012 annual meeting of stockholders (the "2012 Proxy Materials"). Both Proposals were submitted by Joseph D. Mislan (the "Proponent") in a letter dated April 22, 2011, which was received by Berkshire on May 2, 2011.

This letter contains the reasons supporting Berkshire's belief that it may properly exclude the Proposals. We have been advised by Berkshire as to certain factual matters set forth in this letter.

PROPOSAL 1

The resolution in Proposal 1 reads in pertinent part: "Resolved that Berkshire-Hathaway employees or associates will be dismissed and agreements terminated if they engage in any of the following violations," and then lists eight categories of purported violations. In explaining the proposal, Proponent states that it was "copied from the Goldman Sachs Proxy Statement."

A copy of Proposal 1 is attached to this letter as Exhibit A.

BASES FOR EXCLUSION OF PROPOSAL 1

Berkshire intends to exclude Proposal 1 from its 2012 Proxy Materials because it relates to ordinary business operations (i.e., the termination, hiring, or promotion of employees) as contemplated by Rule 14a-8(i)(7) and is impermissibly vague and indefinite and contains materially false and misleading statements as contemplated by Rule 14a-8(i)(3).

Proposal 1 May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To The Termination Of Employees

A brief discussion on the origin of Proponent's Proposal 1 helps to provide a framework for understanding the grounds for exclusion described below. Proponent states in the explanatory statement preceding his proposal that the proposal was "copied from the Goldman Sachs Proxy Statement." It is true that Proponent copied the text of Proposal 1 from the Goldman Sachs 2011 Proxy Statement, but such text was not presented therein as a proposal subject to shareholder approval. Rather, the text appeared in the section of the proxy statement discussing Goldman Sachs' executive compensation plan. Goldman Sachs' named executive officers participate in a specific compensation plan whereby, if employment is terminated with "Violation" in a certain period, certain of the terminated executive's equity and other benefits may be forfeited. Proponent's Proposal 1 is an almost verbatim reproduction of Goldman Sachs' definition of "Violation" from its proxy statement. It therefore describes the terms of specific Goldman Sachs' employment arrangements and, in particular, provisions providing for the cancellation of equity and other benefits to former employees. As such, it is not only out of context when applied as a shareholder proposal for triggering dismissal and termination of agreements, but it is inapposite to Berkshire, which does not have employment agreements or an executive compensation plan remotely similar to Goldman Sachs.

As drafted, Proposal 1 may be properly omitted in accordance with Rule 14a-8(i)(7) because it "deals with a matter relating to the company's ordinary business operations."

Rule 14a-8(i)(7) permits a company to exclude a proposal dealing with matters relating to its ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the general underlying policy of this exclusion is:

> to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting.

This policy, the Commission went on to state in the 1998 Release, rests on "two central considerations":

1. Some tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

2. Some proposals seek "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

One example given by the Commission as representative of an "ordinary business" task is the "*management of the workforce, such as the hiring, promotion, and the termination of employees.*" *Id.* (emphasis added).

Proposal 1 would impose a requirement that Berkshire terminate any of its employees who engage in certain actions prohibited by the proposal. As such, Proposal 1 falls directly within the ordinary business exclusion, as it seeks to dictate "management of the workforce, such as . . . the termination of employees," and attempts to "micro-manage" Berkshire by imposing mandatory penalties on members of Berkshire's workforce. *See id.*

In accordance with the 1998 Release, the Staff has consistently allowed the exclusion of proposals relating to a company's employment decisions and, specifically, those calling for the termination of employees. *See, e.g., Anchor BanCorp Wisconsin Inc.* (May 13, 2009) (permitting exclusion of a proposal seeking the termination of certain members of senior management as "relating to Anchor BanCorp's ordinary business operations (i.e., the termination, hiring, or promotion of employees)"); *Consolidated Edison, Inc.* (February 24, 2005) (permitting exclusion of a proposal concerning the termination of certain personnel supervisors "as relating to Con Edison's ordinary business operations (i.e., the termination, hiring, or promotion of employees)"); *The Walt Disney Co.* (December 16, 2002) (permitting exclusion of a proposal seeking to remove the chief executive officer and other members of management "as relating to Disney's ordinary business operations (i.e., termination, hiring, or promotion of employees)"); *Merck & Co., Inc.* (February 9, 2001) (permitting exclusion of a proposal relating to dismissal of certain employees "as relating to its ordinary business operations (i.e., the decision to dismiss employees)"); *United Technologies* (Feb. 19, 1993) (explaining that, as "a general rule, the staff views proposals directed at a company's employment policies and practices with respect to its non-executive workforce to be uniquely matters relating to the conduct of the company's ordinary business operations").

We are mindful that, in the 1998 Release, the Commission noted that proposals relating to ordinary business matters would not be eligible for omission if they focused on social policy matters "sufficiently significant" so as to "transcend the day-to-day business matters." 1998 Release; *see also AT&T Inc.* (Feb. 2, 2011) (defining a "significant policy issue" for purposes of Rule 14a-8(i)(7) as one that is a "consistent topic of widespread public debate"). In this instance, Proposal 1 does not address or implicate any social policy matters as it solely relates to Berkshire's employment decisions to dismiss employees and terminate agreements (if any) in the event of specified conduct.

For the foregoing reasons, and in accordance with the 1998 Release and the Staff's prior no-action letters, Berkshire respectfully requests that the Staff confirm that it will not recommend enforcement action if Berkshire excludes Proposal 1 from its 2012 Proxy Materials pursuant to Rule 14a-8(i)(7).

Proposal 1 May Also Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite And Contains False And Misleading Statements

As discussed above, Proposal 1 originated as (and is almost entirely duplicative of) a definition contained in the proxy statement of another company. Because Proposal 1 was lifted from a company-specific discussion on executive compensation arrangements as disclosed in the public filing of another company, and thereby invokes terms and concepts not germane to Berkshire, Proposal 1 is inappropriate as a shareholder proposal for inclusion in Berkshire's 2012 Proxy Materials, and may be excluded for being both vague and indefinite and false and misleading, as further described below.

Rule 14a-8(i)(3) allows for omission of shareholder proposals dealing with matters "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials," and Rule 14a-5, which requires information in a proxy statement to be "clearly presented." The Staff has stated that it would concur in a company's reliance on Rule 14a-8(i)(3) to exclude a proposal if: (i) the company demonstrates objectively that factual statements in the proposal are materially false or misleading or (ii) the proponent's resolution is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See Staff Legal Bulletin 14B* (Sep. 15, 2004) ("SLB 14B"). Berkshire believes that Proposal 1 may be omitted pursuant to Rule 14a-8(i)(3), both as materially false and misleading and inherently vague and indefinite.

In applying the "inherently vague or indefinite" standard under Rule 14a-8(i)(3), the Staff has expressed the view that a proposal does not have to specify the exact manner in which it should be implemented, but that discretion as to implementation and interpretation of the terms of a proposal may be left to the board. However, the Staff has also noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991); *see also, e.g., Amazon.com, Inc.* (April 7, 2010) (permitting exclusion of a proposal under Rule 14a-8(i)(iii) where "it is not clear what 'rights' the proposal intends to regulate"); *International Business Machines Corporation* (Jan. 13, 2010) (permitting exclusion of a proposal requiring the board to provide a "'package' that does not encourage executives to protect a major asset of the Company"); *General Motors Corporation* (Mar. 26, 2009) (permitting exclusion of a proposal requiring the elimination of "all incentives for the CEOS and the Board of Directors"); *Puget Energy, Inc.* (Mar. 7, 2002) (permitting exclusion of a proposal that the company's board of directors "take the necessary steps to implement a policy of 'improved corporate governance'").

We believe that, as a general matter, Proposal 1 is not drafted in such a manner that its intent, operation or effect could be clearly understood, either by the shareholders voting on the proposal or Berkshire in implementing the proposal (if adopted). Importantly, Proposal 1 relies on key terms that are not clearly applicable to Berkshire (e.g., "Options," "Restricted Stock Units" and "Stock Incentive Plan"), leaves other material key terms ambiguous and undefined (e.g., "employees or associates," "soliciting" and "cause"), and otherwise uses terminology and phrasing that is illogical in context (e.g., requirements to terminate former employees) or would be inscrutable to the ordinary shareholder (e.g., "pat to certify compliance"). In the context of the Goldman Sachs employment agreements which are the source for this proposal, we suspect that most of these issues of ambiguity are dealt with by definitions of the key terms, but those definitions have not been included in this proposal. The following table identifies certain language in Proposal 1 and explains how such language is materially false and misleading or vague and indefinite:

Language in Proposal 1	**Issue Under Rule 14a-8(i)(3)**
". . . Berkshire-Hathaway employees or associates . . ."	The proposal leaves undefined the critical terms "Berkshire Hathaway," "employees" and "associates." "Berkshire Hathaway" can reasonably be construed in two different ways. It could refer to (1) the holding company by itself or (2) the holding company and all of its many subsidiaries. It is difficult to decipher from the face of the proposal which meaning more appropriately applies here.[1] Importantly, the difference in these two interpretations is dramatic in terms of the number of "employees or associates" at risk under the proposal:

[1] We note that references to "Berkshire" in this letter refer to Berkshire Hathaway Inc., the holding company.

Language in Proposal 1	Issue Under Rule 14a-8(i)(3)
	while the holding company employs only twenty-two individuals, Berkshire's subsidiaries collectively have around 265,000 employees. The term "employees" is likewise subject to multiple meanings. Because the term is without qualification in the proposal, some shareholders may reasonably assume that "employees" refers to any and all of Berkshire's (and possibly its subsidiaries') employees, from top to bottom. Other shareholders may consider the list of violations provided in the proposal, which focus mainly on executive-level matters (such as stock options and dealings with competitors), and thereby assume that "employees" refers only to Berkshire's executives. Again, the choice of meaning has serious ramifications in terms of the proposal's scope. A shareholder is also likely to face uncertainty in deciphering who is an "associate" under the proposal. Proponent gives no definition for this term, which could refer to any number of persons or entities with which Berkshire and its subsidiaries (if applicable) have business dealings (e.g., independent contractors, clients, vendors, suppliers, etc.).
". . . agreements terminated . . ."	Critically, Proponent fails to specify which "agreements" are subject to the proposal's mandatory termination penalty. To the extent that "agreements" refers to employment agreements, the statement is both false and misleading: Berkshire employees have no employment agreements, nor do the vast majority of individuals employed by Berkshire's subsidiaries (to the extent the agreements of such subsidiaries are even included under the proposal).
"Soliciting our clients or prospective clients to transact business with one of our competitors . . ."	The proposal does not define the terms "soliciting" or "competitors." These terms are material because their meanings determine whether employees must be dismissed and agreements terminated under the proposal. Without guidance, these terms are subject to a wide spectrum of interpretation. For example, "soliciting" can

Language in Proposal 1	**Issue Under Rule 14a-8(i)(3)**
	range from a casual oral inquiry through a third party to a formal direct written communication, and "competitor' can mean anyone in the same line of business or only those that pose a realistic competitive threat.
"Failure to perform obligations under any agreement with us"	The proposal does not specify what it means by "obligations" or "failure to perform." We are concerned that some shareholders may reasonably read a materiality limitation into this language, and assume that employees or associates will only be terminated under the proposal for failing to perform material obligations, perhaps after a reasonable cure period. These would be natural assumptions to make given the severity of the penalty at issue, i.e., the loss of one's job. But none of these assumptions appear on the face of the proposal. As a result of this vagueness, other shareholders may take a stricter view of the language and construe the proposal as calling for mandatory termination for the failure to perform *any* obligation, regardless of significance or circumstance. This ambiguity will result in inconsistencies in how the shareholders evaluate and vote on the proposal.
"Bringing an action that results in a determination that the terms or conditions for the exercise of Options or the delivery of shares of common stock underlying Restricted Stock Units (RSUs) are invalid" and "Attempting to have a dispute under our Stock Incentive Plan (SIP) or the applicable award agreement resolved in a manner other than as approved by our SIP or the applicable award agreement"	The proposal uses the terms "Options," "Restricted Stock Units" and "Stock Incentive Plan." Berkshire does not have a "Stock Incentive Plan" and does not grant options, restricted stock units or other equity awards to its officers, directors or employees. On a few occasions, Berkshire has issued rollover options and other rollover equity awards to officers and employees of an acquired company in exchange for outstanding awards at that acquired company, but there is only one example of this occurring during the last ten years. The application of these terms to Berkshire without any explanation is materially false and misleading. Compounding the puzzlement is the fact that Proponent capitalizes these terms and then provides no definition for them. Shareholders are likely to be confused when they see these terms erroneously applied to Berkshire, and further confused and frustrated when they are unable

Language in Proposal 1	Issue Under Rule 14a-8(i)(3)
	to find an explanation for these terms upon a search of the proxy materials.
"Any event constituting cause"	Proponent provides no definition for the key term "cause." When used in reference to the termination of employees, "cause" is a legal term that is subject to detailed and precise meaning, and is typically defined in the document in which the term is used. To give an example, "cause" may range in spectrum from an employee being convicted on a felony charge to an employee generally disparaging the company's reputation and good will. Whether an event is considered significant enough to constitute "cause" is going to vary depending on the shareholder reading the proposal.
"Failure for potential hiring. . ."	Berkshire is uncertain what "failure for potential hiring" means in the context of a reason to fire an employee, and believes this will be unclear to shareholders as well. Proponent provides no guidance or explanation for this phrase.
". . . pat to certify compliance to us . . ."	Berkshire is unsure, and believes shareholders will be unsure, what sort of compliance certification Proponent is referring to here and, as a general matter, what it means for "pat to certify compliance."
"Hiring of, or entering into a partnership or similar arrangement with, any of our employees with whom the participant worked while employed by us or who, at any time during the year immediately preceding the participant's termination of employment with us, worked in the same division as the participant or who is a potential hiring managing Director (Selected Firm Personnel) by a competitor of ours that the participant controls or	This section appears to describe actions taken by former employees and is therefore inapposite to Proposal 1, which deals with termination penalties for current employees. Furthermore, this section uses the term "participant," without ever explaining who a "participant" is and what such "participant" has participated in. Proponent should not require shareholders to guess the meaning of this term. Finally, as described above, this section misleadingly uses capitalized terms ("Selected Firm Personnel," "Firm

Language in Proposal 1	Issue Under Rule 14a-8(i)(3)
otherwise forms or is a partner or has similar status, or that bears the participant's name or where the participant will have responsibility over such selected Firm Personnel (Controlled Competitor), or hiring or identifying for potential hiring (or participating in any such activity) Selected Firm Personnel whether on behalf of the participant, a competitor of ours or any other person"	Personnel" and "Controlled Competitor"), without ever providing their definitions.

Rule 14a-8(i)(3) requires shareholder proposals to be drafted with some level of precision. *See SLB 14B*. Shareholders cannot be expected to make an informed decision on the merits of a proposal, and a company cannot be expected to implement a proposal, if it is unclear exactly what actions or measures the proposal requires. *See id.* In this instance, Proposal 1 was copied out of context from another company's proxy statement, with apparently little effort made to revise the copied text to fit the form of a proper shareholder proposal, much less one germane to Berkshire. Among its more significant deficiencies, Proposal 1 contains materially misleading statements of fact, uses vague and indefinite language, deceivingly references capitalized terms without providing their definitions, and in general is unclear in intent, operation and effect. For the foregoing reasons, Berkshire believes that Proposal 1 falls within a long line of proposals where the Staff has concurred with exclusion under Rule 14a-8(i)(3).

PROPOSAL 2

The resolution in Proposal 2 provides in its entirety:

> Be it resolved that Berkshire-Hathaway CEO, other top officials and the Board of Directors be required to sign-off by means of an electronic key, daily or weekly, that they have observed and approve or disapprove of figures and policies that show a high risk condition for the company, caused by those policies.

The explanatory statement preceding Proposal 2 states:

> PROPOSAL 2 is a requirement for the CEO, other top officials and the Board of Directors to sign-off, approve or disapprove, of very high risk, bubble bursting, policies by means of an 'electronic watchman's key' on a daily or weekly basis, showing that they were aware of approving critical conditions. Developing a

number, equivalent to temperature and pressure, as used for machinery and drilling, that should not be exceeded would be appropriate.

A copy of Proposal 2 is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION OF PROPOSAL 2

We hereby respectfully request that the Staff concur in our view that Proposal 2 may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(3), because Proposal 2 is impermissibly vague and indefinite so as to be inherently misleading.

Proposal 2 May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite

As described above, Rule 14a-8(i)(3) permits exclusion of shareholder proposals that are so inherently vague and indefinite that neither shareholders voting on the proposal nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See SLB 14B*. Applying the same standard and framework as that set forth above with respect to Proposal 1, we believe that Proposal 2 may be excluded from the 2012 Proxy Materials under Rule 14a-8(i)(3) as impermissibly vague and indefinite

Proposal 2 calls for the board and various "top officials" to confirm on a daily or weekly basis that they are aware of "figures and policies that show a high risk condition for the company." But the proposal never defines the critical terms "top officials" and "figures and policies," and provides no useful guidance for the subjective phrase "high risk condition for the company." These terms are subject to a wide range of interpretation. Without limitation, "top officials" might be construed in any number of ways in a large, diversified business such as Berkshire, and the term "figures and policies" could be construed by shareholders as referring to any number of substantive concerns, e.g., figures and policies pertaining to the environment, corporate governance, document retention, privacy, corporate social responsibility, human resources, investment strategies, etc. Furthermore, as a practical matter, it is unclear what "figures and policies" would be subject to the board and "top officials'" review under the proposal: some shareholders may interpret the term narrowly as referring only to Berkshire's formal written reports or statements, while others may take a broad construction and assume that the terms encompasses all of Berkshire's data and decisions from a day-to-day operational perspective, with a range of interpretations existing between these extremes. With respect to whether such figures and policies show a sufficiently "high risk condition for the company" to come under the scope of the proposal, this is an inherently subjective standard for which there is no helpful guidance from the Proponent and little chance of a consensus view among shareholders.

Proposal 2 is also impermissibly vague and indefinite from an implementation standpoint. Based on our research, the most common usage of the term "electronic key" is in reference to magnetic-stripe access cards that cardholders swipe to gain access into offices and other buildings.

Clearly, this definition does not fit within the context of Proponent's proposal. That being the case, Berkshire is unsure what an "electronic key" is for purposes of Proponent's proposal and how it could implement an "electronic key" system in satisfaction of the proposal, and believes that this concept will be similarly confusing to and subject to diverse interpretation by shareholders. Moreover, Proponent's recommendation that the matters to be reviewed be determined based on a number system "equivalent to temperature and pressure, as used for machinery and drilling" is hopelessly confusing and misplaced. Proponent's reference to these machinery and drilling concepts exacerbates rather than alleviates the inscrutability of the operative purpose of this proposal.

Proposal 2 is general in scope and unfocused. It leaves critical terms undefined and fails to provide meaningful guidance on implementation. Consequently, a reasonable shareholder would be uncertain as to the matter on which the shareholder is being asked to vote and, further, any action taken by Berkshire pursuant to Proposal 2 could easily prove to be significantly different than the action shareholders voting on Proposal 2 had envisioned. For the foregoing reasons, consistent with guidance in the Staff's prior no-action letters, we respectfully request that the Staff confirm that it will not recommend enforcement action if Berkshire excludes Proposal 2 from its 2012 Proxy Materials pursuant to Rule 14a-8(i)(3).

FAILURE TO DEMONSTRATE OWNERSHIP OF SHARES OR OTHERWISE MEET SHARE OWNERSHIP REQUIREMENTS

Finally, we note that Proponent's submission of the two Proposals contained several procedural deficiencies, including the failure to provide verification of ownership of the requisite number of Berkshire shares and the failure to state that Proponent intends to hold his Berkshire shares (to the extent he owns any) through the date of the 2012 Annual Meeting.[2] Proponent does not even

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[2] We recognize that these deficiencies are also procedural bases for exclusion under Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g.*, *General Electric Company* (Dec. 3, 2010) (permitting exclusion of two proposals under Rule 14a-8(f) where the proponent failed to provide proof of continuous stock ownership and failed to provide a written statement of intent to hold shares through the date of the annual meeting). Proponent's submission was dated April 22, 2011, before Berkshire's 2011 Annual Meeting held on April 30, 2011. Consequently, when Berkshire received Proponent's Proposals, it mistakenly set them aside, believing them to be late submissions for consideration at Berkshire's 2011 Annual Meeting. It was not until some months later that Berkshire discovered that the Proposals were intended to be included in the 2012 Proxy Materials, and thereafter notified Proponent of his obligations to provide information concerning his share ownership. By that time, the 14-day window in which a Company must alert a proponent of procedural deficiencies in his or her proposal under Rule 14a-8(f)(1) had passed. We believe there are bases for waiving the 14-day requirement or deeming it inapplicable to these circumstances. *See, e.g.*, *Exelon Corporation* (Feb. 23, 2009) (permitting exclusion of a proposal under Rule 14a-8(b) and Rule 14a-8(f) where proponent was not prejudiced by the company's failure to comply with the 14-day written notice requirement); *Farmstead Telephone Group, Inc.* (Apr. 19, 1999) (permitting exclusion of a proposal under Rule 14a-8(b) and Rule 14a-8(f) where the company failed to provide the 14-day written notice to proponent but proponent's deficiency in share ownership could not be remedied through notice); *Z-Seven Fund, Inc.* (Nov. 6, 1998) (same); *Wisconsin Central Transportation Corporation* (Mar. 11, 1994) (same conclusion under the prior version of Rule 14a-8(b)). However, in light of the strong substantive bases to exclude the Proposals, we have decided not to focus on Proponent's procedural deficiencies here. We kindly request that if the Staff does not agree

allege in the Proposals that he is a Berkshire shareholder. On November 18, 2011, Berkshire sent Proponent a letter, via Federal Express and email, informing Proponent of these deficiencies and requesting Proponent to please provide Berkshire with information concerning his share ownership. Upon receiving no response for one month, Berkshire sent Proponent a follow-up email on December 17, 2011, to which Proponent replied that he was delayed in providing the requested information and should have such information "in the mail in a week." As of the date of this letter, Berkshire has received no further communication from Proponent. A copy of all of Berkshire's correspondence with Proponent is attached hereto as Exhibit B.

In light of these circumstances, Berkshire is uncertain how it can comply with Rule 14a-8(l)(1) in the event that these Proposals must be included in the 2012 Proxy Materials. Rule 14a-8(l)(1) requires the company's proxy statement to state, along with a proponent's shareholder proposal, the number of the company's voting securities that the proponent owns (or offer to provide this same information to shareholders upon request). Berkshire will not be able to provide this information unless Proponent supplies it, which has not occurred to date despite these requests.

CONCLUSION

Based on the foregoing analyses, we respectfully request that the Staff concur that it will take no action if Berkshire excludes the Proposals from its 2012 Proxy Materials.

* * *

Pursuant to Rule 14a-8(j) of the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before Berkshire intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) of the Exchange Act and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit correspondence to the Commission or the Staff with respect to the Proposals, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Berkshire pursuant to Rule 14a-8(k) and SLB 14D.

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with our other reasons for excluding the Proposals, that it inform us prior to issuing a formal response and allow us an opportunity to present our bases for excluding the Proposals on procedural grounds.

If you have any questions regarding this matter or require additional information, please contact me at (213) 683-9520. If the Staff does not agree with the conclusions set forth herein, we request that the Staff contact us before issuing any formal response.

Sincerely,



Mary Ann Todd

cc: Joseph D. Mislan

Marc Hamburg
Berkshire Hathaway Inc.

16036445.2

Exhibit A

See attached.

Friday, April 22, 2011
Joseph D. Mislan

FISMA & OMB Memorandum M-07-16

Forrest N. Krutter, Secretary,
Berkshire Hathaway Inc.,
3555 Farnam Street,
Omaha, NE 68131.

Subject: SHAREHOLDER PROPOSALS
These are proposals to be included in the 2012 Proxy Statement.
PROPOSAL 1 on ethics and violations is copied from the Goldman Sachs Proxy Statement.
PROPOSAL 2 is a requirement for the CEO, other top officials and the Board of Directors to sign-off, approve or disapprove, of very high risk, bubble bursting, policies by means of an "electronic watchman's key" on a daily or weekly basis, showing that they were aware of approaching critical conditions. Developing a number, equivalent to temperature and pressure, as used for machinery and drilling, that should not be exceeded would be appropriate.
PROPOSAL 1.
Resolved that Berkshire-Hathaway employees or associates will be dismissed and agreements terminated if they engage in any of the following violations.

1. Soliciting our clients or prospective clients to transact business with one of our competitors or to refrain from doing business with us, or interfering with any of our client relationships;
2. Failure to perform obligations under any agreement with us;
3. Bringing an action that results in a determination that the terms or conditions for the exercise of Options or the delivery of shares of common stock underlying Restricted Stock Units (RSUs) are invalid;
4. Attempting to have a dispute under our Stock Incentive Plan (SIP) or the applicable award agreement resolved in a manner other than as approved by our SIP or the applicable award agreement;
5. Any event constituting cause;
6. Failure for potential hiring or pat to certify compliance to us or otherwise failing to comply with the terms of our SIP or applicable award agreement;
7. Hiring of, or entering into a partnership or similar arrangement with , any of our employees with whom the participant worked while employed by us or who, at any time during the year immediately preceding the participant's termination of employment with us, worked in the same division as the participant or who is a for potential hiring managing Director (Selected Firm Personnel) by a competitor of ours that the participant controls or otherwise forms or is a partner or has similar status, or that bears the participant's name. or where the participant will have responsibility over such selected Firm Personnel (Controlled Competitor), or hiring or identifying for potential hiring (or participating in any such activity)

Selected Firm Personnel whether on behalf of the participant, a competitor of ours or any other person; or

8. Soliciting any of our employees to resign or to accept employment with a competitor.

PROPOSAL 2.

Be it resolved that Berkshire-Hathaway CEO, other top officials and the Board of Directors be required to sign-off be means of an electronic key, daily or weekly, that they have observed and approve or disapprove of figures and policies that show a high risk condition for the company, caused by those policies..

Submitted by Joseph D. Mislan.



Exhibit B

See attached.

From: "Joseph Mislan*** ***
Date: Sun, Dec 18, 2011 8:41 am
Subject: Shareholder Proposals.
To: "Marc Hamburg" <mdhamburg@BRKA.com>

Please keep my request open. I have been delayed in getting th documents you requested. I should ave them in the mail in a week.
Thanks .
Joseph Mislan

On Dec 17, 2011, at 2:42 PM, Marc Hamburg wrote:

Mr. Mislan,

We previously sent you correspondence both via e-mail and Federal Express on November 18, 2011, in response to your submission of two shareholder proposals for our 2012 annual meeting proxy statement. As an update to that correspondence, we have determined that based on Securities and Exchange Commission ("SEC") precedent, there are grounds to exclude both of your proposals from our proxy statement. As a courtesy, we note in particular that your description of your proposal 1 as "copied in the Goldman Sachs Proxy Statement" is correct, but that the text of your proposal 1 is not from a shareholder proposal in the Goldman Sachs proxy statement, but rather comes from a section of the executive compensation discussion. We intend to file a "no-action request" with the staff of the Division of Corporation Finance ("Staff") of the SEC shortly to request the Staff's concurrence with our view that both of your proposals can be excluded from our 2012 proxy statement, which we will send concurrently to you. If you would prefer to withdraw your proposals, please let us know as soon as possible.

In addition, if we are required to include a shareholder proposal submitted by you in our proxy statement, pursuant to Rule 14a-8(l)(1) of the Securities Exchange Act of 1934, we will need to make available to other Berkshire shareholders the number of your exact holdings in Berkshire stock. Please provide a brokerage or bank statement that verifies your Berkshire holdings, as requested in our November 18th correspondence.

Marc D. Hamburg
Berkshire Hathaway Inc.
(402) 402-346-1400

This e-mail, including attachments, is intended for the person or company named and may contain confidential and/or legally privileged information. Unauthorized disclosure, copying or use of this information may be unlawful and is prohibited. If you are not the intended recipient, please delete this message and notify the sender.

From: Marc Hamburg
Sent: Friday, November 18, 2011 8:57 AM
To: ***FIS -16***
Sub sals.

Mr. Mislan- Please see the attached letter regarding the shareholder proposals that you submitted to us earlier this year.

Marc D. Hamburg
Senior Vice President
Berkshire Hathaway Inc.
(402) 346-1400

BERKSHIRE HATHAWAY INC.
3555 FARNAM STREET
SUITE 1440
OMAHA, NEBRASKA 68131
TELEPHONE (402) 346-1400
FAX (402) 346-3375

November 18, 2011

Via E-Mail and Federal Express

Joseph D. Mislan

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposals

Dear Mr. Mislan:

We are in receipt of the two shareholder proposals that you submitted for our 2012 annual meeting proxy statement. As required by rules of the Securities and Exchange Commission ("SEC"), please provide to us the following additional information: (1) confirmation (in the form of a brokerage or bank statement) that you own at least $2,000 of Berkshire common stock, along with your exact holdings (which would be included in our proxy statement along with your name and address if either of your proposals are included), and (2) confirmation from the brokerage or bank that you have owned that amount of our common stock for at least one year, and a statement from you that you intend to continue to own that amount through the date of our 2012 annual meeting.

Please note that we are currently evaluating your proposals to determine whether or not one or both of your proposals are excludable from our proxy statement. Should we conclude that we have grounds to exclude either of your proposals from our proxy statement, we will submit a letter to the SEC stating our reasons for excluding one or both of your proposals no later than 80 calendar days before we file our proxy statement with the SEC. We will simultaneously provide you a copy of any such submission.

Sincerely,

BERKSHIRE HATHAWAY INC.



Marc D. Hamburg
Senior Vice President

MDH/es
Enclosure